NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Peter Strand T: 202.689.2983 Peter.strand@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

April 5, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Bradley Ecker
Evan Ewing

RE:	New Horizon Aircraft Ltd.
Registration Statement on Form S-1
Filed February 14, 2024
File No. 333-277063

Ladies and Gentlemen:

On behalf of New Horizon Aircraft Ltd. (the “Company”), we are hereby responding to the letter dated March 8, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on February 14, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed February 14, 2024

Cover Page

1.	Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment that, as of the date of the Amended Registration Statement, the warrants are “out of the money.” The Company acknowledges that the warrants could potentially continue to be out of the money in the future and therefore not exercised, and advises the Staff that it has therefore revised the disclosure throughout, including on the cover page and pages 1, 5, 33, 34, 54 and 55 of the Amended Registration Statement, to reflect such a possibility and the impact on liquidity and the Company’s ability to fund its operations with current cash.

2.	We note the significant number of redemptions of your Common Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Common Shares. Highlight, on your cover page, the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Shares.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 1 and 25 of the Amended Registration Statement as requested.

Forward Purchase Agreement, page 35

3.	Please update this section and revise to discuss the risks that the forward purchase agreement may currently pose to other holders. For example, if applicable, discuss in MD&A how the forward purchase agreement may impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32 and 56 of the Amended Registration Statement as requested.

Management’s Discussion and Anaysis of Financial Condition and Results of Operations, page 46

4.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 33, and 54 of the Amended Registration Statement as requested.

5.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Mehana Capital LLC will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and pages 1 and 25 of the Amended Registration Statement as requested.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Peter Strand at (202) 689-2983.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc: Brandon Robinson, Chief Executive Officer, New Horizon Aircraft Ltd.

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